Exhibit 3.1

 ARTICLES OF INCORPORATION

OF

CABINET GROW, INC.

I

The name of the corporation is CABINET GROW, INC.

II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The initial street address and mailing address of this corporation is 17801 Main Street, Suite E, Irvine, California 92614.

IV

The name and address in the State of California of this corporation’s initial agent for service of process is Sam May, 17801 Main Street, Suite E, Irvine, California 92614.

V

This corporation is authorized to issue only one class of shares of stock and such class shall be designated as “Common Stock/” The total number of shares of Common Stock which this corporation is authorized to issue is one hundred million (100,000,000).

VI

The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

VII

This corporation is authorized to provide indemnification of agents, as that term is defined in Section 317 of the California Corporation Code, in excess of that expressly permitted by said Section 317, for breach of duty to the corporation and its shareholders, under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, to the fullest extent such indemnification may be authorized hereby pursuant to paragraph (11) of subdivision (a) of Section 204 of the California Corporations Code.

DATED: April 28, 2014
Matt Sumrow, Incorporator

Articles of Incorporation

Cabinet Grow, Inc.

I hereby certify that the foregoing transcript of 1 page(s) is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.

APR 29 2014

Date: ______________________

DEBRA BOWEN, Secretary of State